UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020.

 Commission File Number 001-15148

BRF S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

8501, Av. Das Naçoes Unidas, 1st Floor

Pinheiros – 05425-070, São Paulo – SP

Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

* * *

This Report on Form 6-K, including Exhibit 1 hereto, includes certain forward-looking statements that are based principally on current expectations and on projections of future events and financial trends that currently affect or might affect the Company’s business, and are not guarantees of future performance. These forward-looking statements are based on management’s expectations, which involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are beyond the Company’s control and any of which could cause the Company’s actual financial condition and results of operations to differ materially from those set out in the Company’s forward-looking statements. You are cautioned not to put undue reliance on such forward-looking statements. The Company undertakes no obligation, and expressly disclaims any obligation, to update or revise any forward-looking statements, whether because of new information, future events or otherwise. The risks and uncertainties relating to the forward-looking statements in this Report on Form 6-K, including Exhibit 1 hereto, include those described under the captions “Forward-Looking Statements” and “Item 3. Key Information —D. Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 14, 2020

BRF S.A.

By: /s/ Carlos Alberto Bezerra de Moura

Name: Carlos Alberto Bezerra de Moura

Title: Chief Financial and Investor Relations Officer

EXHIBIT INDEX

Exhibit Description of Exhibit

1	Announcement with respect to the commencement of the cash tender offers of BRF for its 5.875% Senior Notes due 2022, 2.750% Senior Notes due 2022, 3.95% Senior Notes due 2023 and 4.75% Senior Notes due 2024 and 4.350% Senior Notes due 2026 issued by BRF GmbH and guaranteed by BRF.

Exhibit 1

BRF announces cash tender offers for its 5.875% Senior Notes due 2022, 2.750% Senior Notes due 2022, 3.95% Senior Notes due 2023 and 4.75% Senior Notes due 2024, and for 4.350% Senior Notes due 2026 issued by BRF GmbH and guaranteed by BRF S.A.

São Paulo, Brazil – September 14, 2020 – BRF S.A. (“BRF”) today announces the commencement of an offer to purchase for cash for its own account and, in the case of the 2026 Notes, on behalf of BRF GmbH, (i) any and all of the outstanding 5.875% Senior Notes due 2022 (the “2022 Notes”) issued by BRF (the “2022 Notes Offer”), 2.750% Senior Notes due 2022 (the “Euro Notes”) issued by BRF (the “Euro Notes Offer”) and 3.95% Senior Notes due 2023 (the “2023 Notes”) issued by BRF (the “2023 Notes Offer” and, together with the 2022 Notes Offer and the Euro Notes Offer, the “Any and All Offers”) and (ii) up to the Maximum Amount (as defined below) of the outstanding 4.75% Senior Notes due 2024 (the “2024 Notes”) issued by BRF (the “2024 Notes Offer”) and the outstanding 4.350% Senior Notes due 2026 (the “2026 Notes” and, together with the 2022 Notes, the Euro Notes, the 2023 Notes and the 2024 Notes, the “Notes”) issued by BRF GmbH, a limited liability company (Gesellschaft mit beschränkter Haftung) organized under the law of the Republic of Austria, and a wholly-owned subsidiary of BRF, and guaranteed by BRF (the “2026 Notes Offer” and, together with the 2024 Notes Offer, the “Capped Offers” and, together with the Any and All Offers, the “Offers”).

The Offers are made upon the terms and subject to the conditions set forth in the offer to purchase dated September 14, 2020 (the “Offer to Purchase”). The Offers are not contingent upon the tender of any minimum principal amount of Notes, but BRF will only purchase 2024 Notes and 2026 Notes for which the Capped Offers Total Consideration (as defined below) does not exceed the lower of (x) the expected net proceeds to BRF from the issuance of one or more issuances of debt securities on terms satisfactory to BRF, in its sole discretion, and (y) U.S.$500 million, less (1) the cash amount, in U.S. dollars, that BRF is required to spend to purchase the 2022 Notes, the Euro Notes and the 2023 Notes validly tendered and accepted for purchase pursuant to the Any and All Offers and (2) U.S.$200 million (the “Maximum Amount”). Accordingly, if the Maximum Amount is reached in respect of tenders made on or prior to the Capped Offers Early Tender Date, no 2024 Notes or 2026 Notes that are validly tendered after the Capped Offers Early Tender Date will be accepted for purchase, even if validly tendered and not validly withdrawn, and any 2024 Notes or 2026 Notes tendered on or prior to the Capped Offers Early Tender Date and accepted for purchase on the Early Acceptance Date (as defined in the Offer to Purchase) (or the Capped Offers Expiration Date (as defined below), if the Early Settlement Right (as defined below) is not exercised) will be accepted based on the Acceptance Priority Levels (as defined below) and on a prorated basis such that BRF purchases an aggregate principal amount of 2024 Notes and 2026 Notes such that the Maximum Amount is not exceeded as provided in the Offer to Purchase.

The following table sets forth certain information relating to the Offers.

Title of Security	Security Identifiers	Principal Amount Outstanding	Acceptance Priority Level(1)	Maximum Amount	Tender Consideration(2)	Early Tender Premium(2)	Total Consideration(2)
5.875% Senior Notes due 2022	CUSIP Nos.: 10552T AA5/ P1905CAA8 ISINs: US10552TAA51/ USP1905CAA82	U.S.$82,122,000	N/A	Any and All	N/A	N/A	U.S.$1,060.00

2.750% Senior Notes due 2022	ISINs: XS1242327325/ XS1242327168 Common Codes: 124232732/124232716	€205,720,000	N/A	Any and all	N/A	N/A	€1,024.00
3.95% Senior Notes due 2023	CUSIP Nos.: 10552T AE7/ P1905CAD2 ISINs: US10552TAE73/ USP1905CAD22	U.S.$285,422,000	N/A	Any and all	N/A	N/A	U.S.$1,036.50
4.75% Senior Notes due 2024	CUSIP Nos.: 10552T AF4/ P1905CAE0 ISINs: US10552TAF49/ USP1905CAE05	U.S.$453,714,000	1	Maximum Amount(3)	U.S.$1,035.50	U.S.$30.00	U.S.$1,065.50
4.350% Senior Notes due 2026	CUSIP Nos.: 05583B AA7/ 08163AA4 ISINs: US05583BAA70/ USA08163AA41	U.S.$500,000,000	2	Maximum Amount(3)	U.S.$1,008.50	U.S.$30.00	U.S.$1,038.50

(1)	BRF will accept 2024 Notes and 2026 Notes in the order of their respective Acceptance Priority Levels specified in the table above (each, an “Acceptance Priority Level,” with 1 being the highest Acceptance Priority Level and 2 being the lowest Acceptance Priority Level), upon the terms and subject to the conditions set forth in the Offer to Purchase.
(2)	The amount to be paid for each U.S.$1,000 principal amount of 2022 Notes, 2023 Notes, 2024 Notes and 2026 Notes and €1,000 principal amount of Euro Notes, in each case, validly tendered and accepted for purchase, excluding accrued and unpaid interest on the Notes to the applicable Settlement Date (as defined in the Offer to Purchase).
(3)	For purposes of calculating the Maximum Amount, we intend to convert the Euro Notes Total Consideration into U.S. dollars using a conversion rate of €1.00 to U.S.$1.1846, which was the exchange rate as of the close of business on September 11, 2020, as displayed on the FXIP screen on Bloomberg.

Indicative Timetable for the Offers:

Commencement of the Offers	September 14, 2020
Any and All Offers Withdrawal Date	8:30 a.m. (New York City time) on September 21, 2020, unless extended by BRF in its sole discretion, except as described in the Offer to Purchase or as required by applicable law.
Any and All Offers Expiration Date	8:30 a.m. (New York City time) on September 21, 2020, unless extended by BRF in its sole discretion.
Any and All Offers Settlement Date	Promptly after the Any and All Offers Expiration Date. Expected to be September 24, 2020, but subject to change.
Guaranteed Delivery Date

5:00 p.m. (New York City time) on the second business day following the Any and All Offers Expiration Date, expected to be on September 23, 2020, unless the Any and All Offers Expiration Date is extended by BRF in its sole discretion.

There are no guaranteed delivery provisions provided by BRF in order to tender 2024 Notes or 2026 Notes in the Capped Offers.

Guaranteed Delivery Settlement Date	Promptly after the Guaranteed Delivery Date. Expected to be September 24, 2020, but subject to change.

Capped Offers Withdrawal Date	5:00 p.m. (New York City time) on September 25, 2020, unless extended by BRF in its sole discretion.
Capped Offers Early Tender Date	5:00 p.m. (New York City time) on September 25, 2020, unless extended by BRF in its sole discretion.
Capped Offers Early Settlement Date	Promptly after the Capped Offers Early Tender Date. Expected to be September 28, 2020, but subject to change.
Capped Offers Expiration Date	11:59 p.m. (New York City time) October 9, 2020, unless extended by BRF in its sole discretion.
Capped Offers Final Settlement Date	Promptly after the Capped Offers Expiration Date. Expected to be October 13, 2020, but subject to change.

The Any and All Offers will expire at 8:30 a.m. (New York City time) on September 21, 2020, unless earlier terminated or extended by BRF (such time and date, as the same may be extended, the “Any and All Offers Expiration Date”).

Holders of 2022 Notes who (i) validly tender and do not validly withdraw their 2022 Notes on or prior to the Any and All Offers Expiration Date or (ii) deliver a properly completed and duly executed Notice of Guaranteed Delivery (as defined in the Offer to Purchase) and other required documents pursuant to the Guaranteed Delivery Procedures (as defined in the Offer to Purchase) on or prior to the Any and All Offers Expiration Date and tender their 2022 Notes on or prior to the Guaranteed Delivery Date (as defined in the Offer to Purchase) will be eligible to receive the total consideration of U.S.$1,060.00 per U.S.$1,000 principal amount of 2022 Notes tendered (the “2022 Notes Total Consideration”). Validly tendered 2022 Notes may be withdrawn in accordance with the terms of the 2022 Notes Offer, at any time prior to 8:30 a.m. (New York City time) on September 21, 2020, unless extended, but not thereafter, except as described in the Offer to Purchase or as required by applicable law.

Holders of Euro Notes who (i) validly tender and do not validly withdraw their Euro Notes on or prior to the Any and All Offers Expiration Date or (ii) deliver a properly completed and duly executed Notice of Guaranteed Delivery (as defined in the Offer to Purchase) and other required documents pursuant to the Guaranteed Delivery Procedures (as defined in the Offer to Purchase) on or prior to the Any and All Offers Expiration Date and tender their Euro Notes on or prior to the Guaranteed Delivery Date (as defined in the Offer to Purchase) will be eligible to receive the total consideration of €1,024.00 per €1,000 principal amount of Euro Notes tendered (the “Euro Notes Total Consideration”). Validly tendered Euro Notes may be withdrawn in accordance with the terms of the Euro Notes Offer, at any time prior to 8:30 a.m. (New York City time) on September 21, 2020, unless extended, but not thereafter, except as described in the Offer to Purchase or as required by applicable law.

Holders of 2023 Notes who (i) validly tender and do not validly withdraw their 2023 Notes on or prior to the Any and All Offers Expiration Date or (ii) deliver a properly completed and duly executed Notice of Guaranteed Delivery (as defined in the Offer to Purchase) and other required documents pursuant to the Guaranteed Delivery Procedures (as defined in the Offer to Purchase) on or prior to the Any and All Offers Expiration Date and tender their 2023 Notes on or prior to the Guaranteed Delivery Date (as defined in the Offer to Purchase) will be eligible to receive the total consideration of U.S.$1,036.50 per U.S.$1,000 principal amount of 2023 Notes tendered (the “2023 Notes Total Consideration”). Validly tendered 2023 Notes may be withdrawn in accordance with the terms of the 2023 Notes Offer, at any time prior to 8:30 a.m. (New York City time) on September 21, 2020, unless extended, but not thereafter, except as described in the Offer to Purchase or as required by applicable law.

The Capped Offers will expire at 11:59 p.m. (New York City time) on October 9, 2020, unless earlier terminated or extended by BRF (such time and date, as the same may be extended, the “Capped Offers Expiration Date”).

Holders of 2024 Notes who validly tender and do not validly withdraw their 2024 Notes on or prior to 5:00 p.m. (New York City time) on September 25, 2020, unless extended (such time and date, as they may be extended, the “Capped Offers Early Tender Date”), will be eligible to receive the total consideration of U.S.$1,065.50 per

U.S.$1,000 principal amount of 2024 Notes tendered (the “2024 Notes Total Consideration”), which includes an early tender premium of U.S.$30.00 per U.S.$1,000 principal amount of 2024 Notes validly tendered on or prior to the Capped Offers Early Tender Date. Holders who validly tender and do not validly withdraw their 2024 Notes after the Capped Offers Early Tender Date, but on or prior to the Capped Offers Expiration Date, will be eligible to receive the tender consideration of U.S.$1,035.50 per U.S.$1,000 principal amount of 2024 Notes tendered. 2024 Notes tendered may be withdrawn at any time prior to 5:00 p.m. (New York City time) on September 25, 2020, unless extended by BRF in its sole discretion, but not thereafter.

Holders of 2026 Notes who validly tender and do not validly withdraw their 2026 Notes on or prior to the Capped Offers Early Tender Date, will be eligible to receive the total consideration of U.S.$1,038.50 per U.S.$1,000 principal amount of 2026 Notes tendered (the “2026 Notes Total Consideration” and, together with the 2024 Notes Total Consideration, the “Capped Offers Total Consideration”), which includes an early tender premium of U.S.$30.00 per U.S.$1,000 principal amount of 2026 Notes validly tendered on or prior to the Capped Offers Early Tender Date. Holders who validly tender their 2026 Notes after the Capped Offers Early Tender Date, but on or prior to the Capped Offers Expiration Date, will be eligible to receive the tender consideration of U.S.$1,008.50 per U.S.$1,000 principal amount of 2026 Notes tendered. 2026 Notes tendered may be withdrawn at any time prior to 5:00 p.m. (New York City time) on September 25, 2020, unless extended by BRF in its sole discretion, but not thereafter.

If any 2024 Notes or 2026 Notes are purchased in the Capped Offers, 2024 Notes and 2026 Notes validly tendered (and not validly withdrawn) on or prior to the Capped Offers Early Tender Date will be accepted for purchase in priority to any 2024 Notes and 2026 Notes validly tendered in the Capped Offers after the Capped Offers Early Tender Date. Accordingly, if the Maximum Amount is reached in respect of tenders made on or prior to the Capped Offers Early Tender Date, no 2024 Notes or 2026 Notes that are validly tendered after the Capped Offers Early Tender Date will be accepted for purchase, and any 2024 Notes or 2026 Notes tendered on or prior to the Capped Offers Early Tender Date and accepted for purchase on the Early Acceptance Date (or the Capped Offers Expiration Date, if the Early Settlement Right is not exercised) will be accepted based on the Acceptance Priority Levels and on a prorated basis such that we purchase an aggregate principal amount of 2024 Notes and 2026 Notes such that the Maximum Amount is not exceeded as provided in the Offer to Purchase. In addition, if 2024 Notes and 2026 Notes are validly tendered in an aggregate principal amount in excess of the Maximum Amount pursuant to the Capped Offers, such tendered 2024 Notes and 2026 Notes will be subject to the Acceptance Priority Levels and to proration as described in the Offer to Purchase.

In addition to the applicable Total Consideration and the applicable Tender Consideration, as applicable, holders whose 2022 Notes, Euro Notes, 2023 Notes, 2024 Notes or 2026 Notes are tendered and accepted for purchase in the Offers will also receive accrued and unpaid interest from, and including, the last interest payment date to, but not including, the Any and All Offers Settlement Date (as defined in the Offer to Purchase), the Capped Offers Early Settlement Date and the Capped Offers Final Settlement Date, as applicable. For the avoidance of doubt, accrued interest on 2022 Notes, Euro Notes or 2023 Notes tendered using the Guaranteed Delivery Procedures (as defined in the Offer to Purchase) will cease to accrue on the Any and All Offers Settlement Date.

BRF reserves the right, but is under no obligation, at any point following the Capped Offers Early Tender Date and before the Capped Offers Expiration Date, to accept for purchase any 2024 Notes or 2026 Notes validly tendered and not subsequently withdrawn on or prior to the Capped Offers Early Tender Date (the “Early Settlement Right”). The date of payment for 2024 Notes or 2026 Notes purchased pursuant to the Early Settlement Right (the “Capped Offers Early Settlement Date”) will be determined at BRF’s option and is currently expected to be September 30, 2020, subject to all conditions of the 2024 Notes Offer and of the 2026 Notes Offer having been either satisfied or waived by BRF. All 2024 Notes and 2026 Notes tendered and accepted for purchase that have not been settled on the Capped Offers Early Settlement Date, if any, will be settled promptly following the Capped Offers Expiration Date. In all cases, the total principal amount of 2024 Notes and 2026 Notes accepted for purchase by BRF may be subject to proration based upon the Maximum Amount as described in the Offer to Purchase.

Completion of the Offers is conditioned on the satisfaction or waiver of certain conditions described in the Offer to Purchase, including the Financing Condition (as defined in the Offer to Purchase) and, in the case of the Capped Offers, the Capped Offers Financing Condition (as defined in the Offer to Purchase). BRF has the right, in its sole discretion, to amend or terminate one or more of the Offers at any time, subject to applicable law.

BRF has retained BB Securities Limited, Banco Bradesco BBI S.A., Banco BTG Pactual S.A.—Cayman Branch, Citigroup Global Markets Inc., Itau BBA USA Securities, Inc., J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, and Santander Investment Securities Inc. to serve as dealer managers and D.F. King & Co., Inc. to serve as information and tender agent for the Offers. The Offer to Purchase, the related Notice of Guaranteed Delivery and any related supplements are available at the D.F. King & Co., Inc. website at www.dfking.com/brf. The full details of the Offers, including complete instructions on how to tender Notes, are included in the Offer to Purchase. Holders of Notes are strongly encouraged to carefully read the Offer to Purchase, including materials incorporated by reference therein, because they contain important information. Requests for the Offer to Purchase and any related supplements may also be directed to D.F. King & Co., Inc. by telephone at +1 (212) 269-5550 or +1 (866) 796-7184 (US toll free) or +44 (0) 20 7920-9700 or in writing at brf@dfking.com. Documents relating to the Offers, including the Offer to Purchase and the Notice of Guaranteed Delivery, are also available at www.dfking.com/brf. Questions about the Offers may be directed to BB Securities Limited by telephone at +44 207 367 5800; Banco Bradesco BBI S.A. by telephone at +1 (646) 432-6643 (collect); Banco BTG Pactual S.A.—Cayman Branch by telephone at +1 (212) 293-4600 (collect) or by email at OL-DCM@btgpactual.com; Citigroup Global Markets Inc. by telephone at +1 (212) 723-6106 (toll free) or +1 (800) 558-3745 (collect); Itau BBA USA Securities, Inc. by telephone at + 1 (212) 710-6749 (collect); J.P. Morgan Securities LLC at + 1 (866) 846-2874 (toll free) or + 1 (212) 834-7279 (collect); Morgan Stanley & Co. LLC at +1 (800) 624-1808 (toll free) or + 1 (212) 761-1057 (collect) and Santander Investment Securities Inc. by telephone at +1 (855) 404-3636 (toll free) or +1 (212) 940-1442 (collect).

This press release shall not constitute an offer to purchase or a solicitation of acceptance of the offer to purchase, which are being made only pursuant to the terms and conditions contained in the Offer to Purchase. The Offers are not being made to, nor will BRF accept tenders of Notes from, holders in any jurisdiction in which the Offers or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction. In any jurisdiction where the laws require the Offers to be made by a licensed broker or dealer, the Offers will be made by the dealer managers on behalf of BRF.

None of BRF, the information and tender agent, the dealer managers or the trustee with respect to the Notes, nor any of their respective affiliates, makes any recommendation as to whether holders should tender or refrain from tendering all or any portion of their Notes in response to the Offers. None of BRF, the information and tender agent, the dealer managers or the trustee with respect to the Notes, nor any of their respective affiliates, has authorized any person to give any information or to make any representation in connection with the Offers other than the information and representations contained in the Offer to Purchase.

Neither the U.S. Securities and Exchange Commission, any U.S. state securities commission nor any regulatory authority of any other country has approved or disapproved of the Offers, passed upon the merits or fairness of the Offers or passed upon the adequacy or accuracy of the disclosure in the Offer to Purchase.

About BRF

BRF is a sociedade anônima (corporation) organized under the laws of the Federative Republic of Brazil. Our principal executive offices are located at Av. das Nações Unidas, 8501 – 1st Floor, Pinheiros, 05425-070, São Paulo, SP, Brazil, and our telephone number at this address is +55-11-2322-5000/5355/5048.

Forward-Looking Statements

Statements in this press release may be “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which are subject to risks and uncertainties. Other than statements of historical fact, information regarding activities, events and developments that BRF expects or anticipates will or may occur in the future are forward-looking statements based on management’s estimates, assumptions and projections. Many forward-looking statements may be identified by the use of words such as “expect,” “anticipate,” “intend,” “plan,” “believe, “estimate” and similar expressions. Forward-looking statements contained in this press release are predictions only and actual results could differ materially from management’s expectations due to a variety of factors, including those described the section titled “Risk Factors” in BRF’s Annual Report for fiscal year 2019 on Form 20-F. All forward-looking statements attributable to BRF are expressly qualified in their entirety by such risk factors. The forward-looking statements that BRF makes in this press release are based on management’s current views and assumptions regarding future events and speak only as of their dates. BRF assumes no obligation to update developments of these risk factors or to announce publicly any revisions to any of the forward-looking statements that BRF makes, or to make corrections to reflect future events or developments, except as required by the U.S. federal securities laws.

DISCLAIMER

This press release must be read in conjunction with the Offer to Purchase. This announcement and the Offer to Purchase contain important information which must be read carefully before any decision is made with respect to the Offers. If any holder of Notes is in any doubt as to the action it should take, it is recommended to seek its own legal, tax, accounting and financial advice, including as to any tax consequences, immediately from its stockbroker, bank manager, attorney, accountant or other independent financial or legal adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee or intermediary must contact such entity if it wishes to participate in the Offers. None of BRF, the dealer managers, the information and tender agent and any person who controls, or is a director, officer, employee or agent of such persons, or any affiliate of such persons, makes any recommendation as to whether holders of Notes should participate in the Offers.